FORM 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response.........1.0
[ ]	Check this box if no longer subject to Section 16. Form 4 or Form 5 obli- gations may continue. See Instruc- tion 1(b).
[ ]	Form 3 Holdings Reported
[ ]	Form 4 Transactions Reported

1. Name and Address of Reporting Person* Penny Jerome Scott	2. Issuer Name and Ticker or Trading Symbol Brown & Brown, Inc. (BRO)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							Director	10% Owner
						X	Officer (give title below)	Other (specify below)
Regional Executive Vice President
(Last) (First) (Middle) 3077 E. 98th St., Ste. 150	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Year December/2002			7. Individual or Joint/Group Reporting (check applicable line)
			5. If Amendment, Date of Original (Month/Year)			X	Form Filed by One Reporting Person
(Street) Indianapolis IN 46280							Form Filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execu- tion Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Ben- eficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Di- rect (D) or Indi- rect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock, $.10 par value				1,199	A		1,199(1)	D
Common Stock, $.10 par value							54,569**	D
Common Stock, $.10 par value							70,382	I	Stock Performance Plan(2)
Common Stock, $.10 par value							10,044	I	401(k) Plan(3)
Common Stock, $.10 par value							36	I	Children Living in Household

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC2270 (9-02)

**Owned jointly with spouse.

FORM 5 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deriva- tive Sec- urity	3. Trans -action Date (Month/ Day/ Year)	3A. Deem -ed Ex- ecution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)	5. Number of Deriva- tive Securities Acquired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exercis- able and Expi- ration Date (Month/Day/ Year)		7. Title and Amount of Underly- ing Securities (Instr. 3 and 4)		8. Price of De- riva- tive Secu- rity (Instr. 5)	9. Number of De- rivative Securi- ties Ben- eficially Owned at End of Year (Instr. 4)	10. Owner- ship of Deriva- tive Se- curity: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
					(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Options(a)	$9.6719(b)						4/21/03(c)	4/20/10	Common Stock	10,340	$9.6719		D
							4/21/04	4/20/10	Common Stock	5,660		16,000(d)	D

Explanation of Responses:

(1) Acquired through the Company’s Employee Stock Purchase Plan.  Number of shares may reflect reinvested dividends.

(2) These securities were awarded at various dates pursuant to the Company’s Stock Performance Plan based upon the satisfaction of conditions contained in that Plan.  The recipient has voting rights and dividend entitlement with respect to these shares, but full ownership will not vest until the satisfaction of additional conditions.

(3)   Based upon information supplied as of 12/31/02 by the Plan’s recordkeeper.  Number of shares varies periodically based on contributions to plan.

(a)    Granted by the Compensation Committee of the Board Directors pursuant to the Company's 2000 Incentive Stock Option Plan (the "Plan") effective April 21, 2000.  Consideration for granted options is grantee's performance and continued service with Company as specified in the Plan.

(b)    The original exercise price per share of $38.6875 was adjusted to reflect the two-for-one stock splits effective August 23, 2000 and November 21, 2001.

(c)   These options vest and become exercisable on 4/20/10, unless accelerated based on satisfaction of conditions established pursuant to the Plan, in which case up to 10,340 options may vest and become exercisable on 4/21/03, and up to 5,660 options may vest and become exercisable on 4/21/04.

(d)   Amount represents original grant of options to buy 4,000 shares of Company's common stock, after adjustment to reflect two-for-one stock splits effective August 23, 2000 and November 21, 2001, respectively.

		/S/ JEROME SCOTT PENNY	2/10/03

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
	See18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	JEROME SCOTT PENNY

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SEC2270 (9-02)